UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 and 2)*

Spirit Airlines, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P. [ID No. 26-0189082]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,017,261 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 13,017,261 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* PN, IA

(1) Solely in its capacity as manager of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc. [ID No. 26-0179905]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,017,261 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 13,017,261 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* CO

(1) Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC [ID No. 26-0174894]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,017,261 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 13,017,261 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings, L.P. [ID No. 95-4521152]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,017,261 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 13,017,261 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as majority holder of voting units of Oaktree Capital Group, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC [ID No. 26-0174883]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,017,261 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 13,017,261 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Spirit Holdings III-A, LLC [ID No. 95-4833215]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,945,375

	8	Shared Voting Power

	9	Sole Dispositive Power 9,945,375

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,945,375

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.7%**

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund II, L.P. [ID No. 95-4833215]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,818,191 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as a member of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P. [ID No. 20-0379312]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,071 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as a member of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III G.P., L.P. [ID No. 20-0379203]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,071 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P. [ID No. 26-0182151]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of OCM Principal Opportunities Fund III GP, L.P. and OCM Principal Opportunities Fund II, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P. [ID No. 26-0181836]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of Oaktree Fund GP I, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC [ID No. 26-0181752]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as general partner of Oaktree Capital I, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC [ID No. 26-0174909]]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,017,261 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.95%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as managing member of OCM Holdings I, LLC.

** This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares, this percentage would be slightly higher.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund III GP, L.P., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC and Oaktree Holdings, LLC, on June 3, 2011 (the “Original 13D,” and as amended, the “Schedule 13D”), and Amendment No. 1 to the Original 13D filed by OCM Spirit Holdings III-A, LLC, on January 3, 2012.  This Amendment No. 2 amends the Schedule 13D, as specifically set forth below.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is amended and restated to read as follows:

(a)           This Schedule 13D is being filed on behalf of:

(1)           OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), whose principal business is to invest in the securities of the Issuer;

(2)           Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Capital Management”), whose principal business is to provide investment management services to certain funds and accounts, in its capacity as manager of Holdings III-A, POF Spirit Domestic Holdings, LLC, a Delaware limited liability company (“POF Domestic Holdings”) and POF Spirit Foreign Holdings, LLC (“POF Foreign Holdings”);

(3)           Oaktree Holdings, Inc., a Delaware corporation (“OHI”), whose principal business is to serve as, and perform the functions of, the general partner of Capital Management, in its capacity as general partner of Capital Management;

(4)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as sole shareholder of OHI and managing member of Oaktree Holdings, LLC;

(5)           Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH LP”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the majority holder of the voting units of OCG;

(6)           Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH LP, in its capacity as the general partner of OCGH LP;

(7)           OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings;

(8)           OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings;

(9)           OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), whose principal business is to serve as, and perform the functions of, the general partner of POF III, in its capacity as general partner of POF III;

(10)         Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree GP”), whose principal business is to (i) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (ii) act as the sole shareholder of certain controlling entities of certain investment funds, in its capacity as general partner of Fund III GP and POF II;

(11)         Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree LP”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree GP and (ii) hold limited partnership interests in Oaktree GP, in its capacity as general partner of Oaktree GP;

(12)         OCM Holdings I, LLC, a Delaware limited liability company (“OCM Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree LP, in its capacity as general partner of Oaktree LP; and

(13)         Oaktree Holdings, LLC, a Delaware limited liability company (“OHL” and together with Holdings III-A, Capital Management, OHI, OCG, OCGH LP, OCGH GP, POF II, POF III, Fund III GP, Oaktree GP, Oaktree LP and OCM Holdings, collectively the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of OCM Holdings, in its capacity as managing member of OCM Holdings.

Item 3.  Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

On January 25, 2012, (i) Holdings III-A sold an aggregate of 7,210,741 shares of Common Stock, (ii) POF Domestic Holdings sold an aggregate of 2,035,764 shares of Common Stock, and (iii) POF Foreign Holdings sold an aggregate of 191,461 shares of Common Stock, pursuant to an underwritten public offering discussed in the registration statement on Form S-1 (File No. 333-178336) filed by the Issuer with the Securities and Exchange Commission (the “Registration Statement”) as well as a related prospectus, for registration of the offering and sale of the Issuer’s Common Stock, pursuant to the Underwriting Agreement, dated as of January 19, 2012, among the Issuer, Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. as representatives of the underwriters, and the selling stockholders named on Schedule I thereto (the “Sale”).

After giving effect to the Sale, (i) Holdings III-A is the direct beneficial owner of 9,945,375 shares of Common Stock, (ii) POF Domestic Holdings is the direct beneficial owner of 2,807,815 shares of Common Stock, and (iii) POF Foreign Holdings is the direct beneficial owner of 264,071 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and 5(b) are amended and restated to read as follows:

(a) To the knowledge of the Reporting Persons, as of January 20, 2012, there are 72,522,541 shares issued and outstanding.

As of the date hereof, (i) Holdings III-A directly owns 9,945,375 shares of Common Stock, representing approximately 13.7%** of the number of outstanding shares of Common Stock, (ii) POF Domestic Holdings directly owns 2,807,815 shares of Common Stock, representing 3.9%** of the number of outstanding shares of Common Stock, and (iii) POF Foreign Holdings directly owns 264,071 shares, representing 0.4%** of the number of outstanding shares of Common Stock.

Capital Management, in its capacity as manager Holdings III-A, POF Domestic Holdings and POF Foreign Holdings (together, the “OCM Entities”) has the ability to direct the management of each of the OCM Entities’ business, including the power to direct the decisions of each of the OCM Entities regarding the vote and disposition of securities held by each of the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHI, in its capacity as general partner of Capital Management, has the ability to direct the management of Capital Management’s business, including the power to direct the decisions of Capital Management regarding the vote and disposition of securities held by the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of the 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock ) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCG, in its capacity as sole shareholder of OHI, has the ability to appoint and remove directors of OHI and as such, may indirectly control the decisions of OHI regarding the vote and disposition of securities held by the OCM Entities; therefore, OCG may be deemed to have indirect beneficial ownership of the 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH LP, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH LP may be deemed to have indirect beneficial ownership of the 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH GP, in its capacity as the general partner of OCGH LP, has the ability to direct the management of OCGH LP’s business, including the power to direct the decisions of OCGH LP regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

POF II, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 4,818,191 shares of Common Stock (approximately 6.6%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by OCM Entities.

POF III, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 8,199,071 shares of Common Stock (approximately 11.3%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Fund III GP, in its capacity as general partner of POF III, may be deemed to have an indirect beneficial ownership of 8,199,071 shares of Common Stock (approximately 11.3%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Oaktree GP, in its capacity as general partner of POF II and Fund III GP, may be deemed to have an indirect beneficial ownership of 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Oaktree LP, in its capacity as general partner of Oaktree GP, may be deemed to have an indirect beneficial ownership of 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCM Holdings, in its capacity as general partner of Oaktree LP, may be deemed to have an indirect beneficial ownership of 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHL, in its capacity as managing member of OCM Holdings, may be deemed to have an indirect beneficial ownership of 13,017,261 shares of Common Stock (approximately 17.9%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

(b) With respect to the shares of Common Stock reported herein, each of Holdings III-A, Capital Management, OHI, OCG, OCGH LP and OCGH GP may be deemed to have sole voting and dispositive power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Holdings III-A, or by any of the Covered Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Holdings III-A, and each Covered Person.

** This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares, this percentage would be slightly higher.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs.

Stockholders Agreement

As a result of the Sale, the OCM Entities and the Indigo Investors (as defined below), as a group, owned less than 50% of the Issuer’s outstanding voting common stock. Accordingly, the Stockholders Agreement terminated by its terms.

Underwriting Agreement

On January 19, 2012, Holdings III-A, POF Domestic Holdings and POF Foreign Holdings entered into an Underwriting Agreement with Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., as representatives of the several underwriters (the “Underwriters”), the other selling stockholders named in Schedule I thereto (together with Holdings III-A, POF Domestic Holdings and POF Foreign Holdings, the “Selling Stockholders”) and the Issuer for the sale by the Selling Stockholders of an aggregate of 11,000,000 shares of Common Stock, and at the election of the Underwriters, up to 1,650,000 additional shares of Common Stock to cover overallotments.

Fourth Amendment to Second Amended and Restated Investor Rights Agreement

On January 13, 2012, a Fourth Amendment to Second Amended and Restated Investor Rights Agreement was entered into by and among (i) the Issuer, (ii) the OCM Entities, (iii) Indigo Florida L.P. and Long Bar Miramar LLC (together, the “Indigo Investors”), and (iv) certain other investors of the Issuer named therein, providing for, among other things, the elimination of restrictions on demand registrations and the re-prioritization of securities to be included in demand registrations.

Lock-Up Agreements

Notwithstanding the foregoing, the Issuer and the Selling Stockholders have agreed, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Prospectus continuing through the date that is 60 days after the date of the Prospectus.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:

Underwriting Agreement, dated as of January 19, 2012, among Spirit Airlines, Inc., Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. as representatives of the underwriters, and the selling stockholders named on Schedule I thereto.

Exhibit 3:

Fourth Amendment to Second Amended and Restated Investor Rights Agreement, dated as of January 13, 2012, among Spirit Airlines, Inc., OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC, POF Spirit Foreign Holdings, LLC, Long Bar Miramar LLC and Indigo Florida, L.P.

Exhibit 4:

Form of Lock-Up Agreement, executed in connection with the Sale, by and among Barclays Capital Inc., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., and each of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 27, 2012

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President